Exhibit 99.1

Golden Heaven Group Holdings Ltd. Secures Investment of US$25.2 Million and Enters Into Amendments to Outstanding Warrants

NANPING, China, November 19, 2024 /PRNewswire/ -- Golden Heaven Group Holdings Ltd. (“Golden Heaven” or the “Company”) (Nasdaq: GDHG), an amusement park operator in China, today announced that on November 18, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors.

Pursuant to the Securities Purchase Agreement, the investors agreed to subscribe for and purchase from the Company, through a private placement, a total of 20,000,000 Class A Ordinary Shares for a total purchase price of US$25.2 million. In the event that the Company fails to meet certain operational and financial targets by September 30, 2027, the Company will issue up to 10,000,000 Class A Ordinary Shares to the investors for no additional consideration. The Company will use the proceeds from issuance of Class A Ordinary Shares for acquisition, upgrade, development, operation and maintenance of parks.

As the part of the Securities Purchase Agreement, the Company agreed to issue warrants (the “Warrants”) to the investors granting the investors the right to purchase up to 40,000,000 Class A Ordinary Shares in aggregate at an exercise price of US$1.386. The Warrants will expire five (5) years after issuance. The Warrants contain standard adjustments to the exercise price. The transactions contemplated under the Securities Purchase Agreement are expected to close in November 2024.

The Company also announced that, on November 18, 2024, it entered into a series of amendments to warrant with existing holders of warrants, pursuant to which, (i) the exercise price were amended to be US$1.386, and (ii) the existing holders of warrants agreed to exercise their respective warrants in whole concurrently with execution of such amendment.

About Golden Heaven Group Holdings Ltd.

Through its Chinese operating entities, the Company manages and operates amusement parks, water parks and complementary recreational facilities. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Heaven Group Holdings Ltd.

Email: group@jsyoule.com

Ascent Investor Relations LLC

Phone: +1-646-932-7242

Email: investors@ascent-ir.com